Exhibit 99.1

REVISED 1

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

December 13, 2024

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	BROOKFIELD ASSET MANAGEMENT LTD.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA1130041058

	CUSIP:	113004105

2	Date Fixed for the Meeting:	January 27, 2025

3	Record Date for Notice:	November 12, 2024

4	Record Date for Voting:	November 12, 2024

5	Beneficial Ownership Determination Date:	November 12, 2024

6	Classes or Series of Securities that entitle	CLASS A LIMITED VOTING
	the holder to receive Notice of the Meeting:	CLASS B LIMITED VOTING

7	Classes or Series of Securities that entitle	CLASS A LIMITED VOTING
	the holder to vote at the meeting:	CLASS B LIMITED VOTING

8	Business to be conducted at the meeting:	Special

9	Notice-and-Access:

	Registered Shareholders:	YES

	Beneficial Holders:	YES

	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials
	directly to Non-Objecting Beneficial Owners:	NO

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,

TSX Trust Company

VANCOUVER 733 Seymour Street, Suite #2310 Vancouver, BC V6B 0S6 T 604 689-3334	CALGARY Telus Sky Building 2110, 685 Centre Street SW Calgary Alberta T2G 1S5 T 403 218-2800	TORONTO 301 - 100 Adelaide Street West Toronto ON M5H 4H1 Toll Free 1-866-600-5869 T 416 361-0930	MONTRÉAL 1701 - 1190, avenue des Canadiens-de-Montréal, C. P. 37 Montréal (Québec) H3B 0G7 T 514 395-5964